WILLIAM PENN BANCORP, INC.



February 7, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      William Penn Bancorp, Inc.
                  Registration Statement on Form S-1
                  File No. 333-148219

Dear Sir or Madam:

     Pursuant to Rule 461 of Regulation C of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, William Penn Bancorp, Inc. (the "Company") hereby requests the above-referenced Registration Statement be declared effective on Monday, February 11, 2008 at 3:00 p.m. or as soon thereafter on February 11, 2008 as is practicable.

     Furthermore, the Company hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                           William Penn Bancorp, Inc.

                           By:  /s/Charles Corcoran
                                ------------------------------------------------
                                Charles Corcoran
                                    President